DATE: 14 November, 2007

TRADING SYMBOLS;

TORONTO AND OSLO - CRU

FRANKFURT - KNC

OTC, BB, OTHER – CRUGF

N E W S   R E L E A S E

Financial Results for the Quarter and Nine Months Ended September 30, 2007

LONDON, United Kingdom, November 14, 2007 - Crew Gold Corporation (“Crew” or “the Company”) (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB-OTHER: CRUGF.PK)

HIGHLIGHTS

•

Overview

▪

Quarterly production increased 6.5% to 51,438 ounces (“oz”)  (Q2 – 48,365 oz, Q1 – 12,912 oz)

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Completed an equity placement of 41,922,487 common shares raising $ 65.0 million

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Post quarter end, announced the acquisition of the remaining 17.5 % of Nalunaq Gold Mine

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Post quarter end, announced the sale of 15 million Crew Minerals ASA (“CMASA”) shares raising $32.9 million, net of transaction costs

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Results

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EBITDA of negative $4.8 million (quarter ended Sept 30, 2006 – $4.6 million)

▪

Net loss of $51.3 million / 12 cents per share (quarter ended Sept 30, 2006 – net profit of $1.6 million) primarily due to non cash foreign exchange losses on translation of NOK denominated debt

•

LEFA

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29,056 oz produced in the quarter (Q2 2007 – 24,412 oz, Q1 2007 – 10,637 oz). This represents a 19% increase over Q2 in spite of the impact of heavy rains

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Upgrade and rectification program progressing according to plan

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Completed ordering new equipment for plant rectification

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Mid-year reserves increased by 0.49 million oz to 3.87 million oz (14% increase) and included a new reserve at Firifirini of 0.23 million oz

•

Maco (formerly called Masara)

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Appointed new Resident Manager

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Phase 1 pilot plant at Maco operating on development ore

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Infrastructure development and ore development progressing,

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Commenced construction of new tailings facility

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Continued focus on adding further tenements around the existing  mining operations and consolidating a larger long term gold and copper porphyry potential

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Commenced discussions with a potential partner for the assessment of the copper porphyry resource

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Expect technical review of the mill expansion and mine plan to be complete by the end of Q4 2007

•

Nalunaq Gold Mine and Nugget Pond Processing Facility

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Quarterly production of 20,287 oz (Q2 2007 – 21,697 oz)

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Nugget Pond facility continuing to operate at above design capacity with excellent recoveries

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Nalunaq ore production rate continues near target of 500 tonnes per day (“tpd”), with September performance averaging 510 tpd

•

Outlook

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Continued production growth over the next 6 quarters

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Investment in resource and reserve expansion to continue with annual reserve and resource updates expected to be released during Q1, 2008.

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Completion of capacity increase  and production ramp up at LEFA anticipated by the end of Q2 2008

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Continued focus on securing new strategic land claims

OVERVIEW

Crew is an international mining company focused on identifying, acquiring and developing gold resource projects worldwide.

Our objective is to become a significant mid-tier gold producer.  We believe we have the assets in place and under development to achieve our strategic objective of an annual production rate in excess of 500,000 oz per year in the near term increasing ultimately to +700,000 oz.

Annualised production rates anticipated to be achieved following successful commissioning based on current resource definitions are:

•

LEFA:

380,000 – 420,000 oz

•

Maco:

85,000 – 180,000 oz

•

Nalunaq:

80,000 – 100,000 oz

Results

Crew has, over the last 5 years, systematically refined and developed its gold project portfolio by investing in high quality projects. The financing of the company’s growth has, in part, been achieved through the acquisition and sale, or part sale, of non-strategic assets such as Hwini Butre, Seqi, Barberton and Crew Minerals ASA (“CMASA”). All of these disposals have been completed profitably.

Operating revenues and costs at both the LEFA and Maco operations continue to be capitalised as these two operations have not attained commercial production status.

For the three month period ended September 30, 2007, Crew reported EBITDA of negative $4.8 million (three months ended September 30, 2006 – EBITDA of $4.6 million). The significant component of EBITDA for the current quarter was general corporate administration costs of $4.4 million.

Net loss for the three months ended September 30, 2007 was $51.3 million (three months ended September 30, 2006 – net profit of $1.6 million) including non cash foreign exchange losses of $31.8 million (following a 8.5% appreciation of the Norwegian Kroner against the US dollar). Other significant non cash components of the quarterly loss were the, fair value losses on forward obligations of $4.1 million interest and other finance charges of $5.4 million, depletion and depreciation of $3.5 million and stock compensation expense of $1.6 million.

Crew produced 51,438 ounces of gold during the three months ended September 30, 2007 (three months ended September 30, 2006 – 42,042 ounces). Gold sold during the period was 54,585 ounces (three months ended September 30, 2006 – 43,961 ounces).

For the nine month period ended September 30, 2007, Crew reported EBITDA of $40.6 million (nine months ended September 30, 2006 – EBITDA of $1.5 million) after adjusting for a mathematical error in the calculation of the gain on sale of CMASA shares in Q2 which increased the gain on sale by $8.4 million. Significant components of EBITDA for the current nine month period are the net gain on the sale of CMASA shares of $54.1 million and general corporate administration costs of $13.7 million.

Net loss for the nine months ended September 30, 2007 was $35.3 million after adjusting for a mathematical error in the calculation of the gain on sale of CMASA shares in Q2 which increased the gain on sale by $8.4 million (nine months ended September 30, 2006 – net loss of $35.2 million) including non cash foreign exchange losses of $41.6 million (following a 13.5% appreciation of the Norwegian Kroner against the US dollar). Other significant components of the loss for the nine months ended September 30, 2007 include operating losses of $8.1 million, general corporate administration costs of $13.7 million, stock compensation expense of $5.8 million, gain on sale of CMASA shares of $54.1 million, fair value losses on forward obligations of $5.4 million and interest and finance costs on the bonds and long term debt of $15.8 million.

Gold produced and sold by the Group in the nine months ended September 30, 2007 was 112,714 ounces and 109,084 ounces respectively.

As a result of the reduction in the holdings of CMASA shares during the previous quarter, to below 50% of the outstanding shares, the Company ceased to consolidate, for accounting purposes, the assets and liabilities of CMASA. There is no impact on the results of operations for the period, however the comparative figures at December 31, 2006 include the assets and liabilities of CMASA and therefore are not directly comparable to the current period figures.

Operations and Projects

LEFA

Plant and Infrastructure

Production continued at LEFA while the commissioning and upgrade of the plant progressed. The ordering of new equipment was completed and there were no significant changes to the scope nor cost of the upgrade and rectification project. A total of 3.5 million litres of heavy fuel oil (“HFO”) was delivered to site in the early part of the quarter in anticipation of the completion of the conversion of the power plant from diesel to HFO. Management expects the conversion will result in a significant reduction in the cost of power generation and an effective expansion of the fuel storage capability at site as the bulk of the diesel will then be required only for the open pit mining fleet mobile equipment.  Technicians arrived on site at the end of September and the conversion is expected to be completed during the next quarter.

June to September is the rainy season in West Africa. This year, as reported extensively in the media, the rainfall has been the most severe recorded in many years for the region. This has had an extensive impact on the local, unsealed roads. The delivery of consumables, diesel in particular, was hampered due to flooding and poor road conditions between Conakry and the mine. In the last week of September, mine operations were suspended for four days to ensure sufficient quantities of fuel were available to maintain essential services.

The weather has not had any significant impact on progress of the upgrade and rectification project.  Manufacture of major project items is progressing on schedule.  The first consignment of the apron feeder undercarriage assemblies is in transit to the mine whilst shipment of agitators, gearboxes and motors is anticipated to commence in early December.

Moving forward into 2008, the operation of the power plant with HFO will effectively double the fuel storage capacity of the site. This together with a build up of the fresh ore stock pile before the 2008 wet season and onwards should assist in minimizing the adverse impact of future rainy seasons.

Ore mined in the quarter ended September 30, 2007 totalled 503,475 tonnes at an average grade of 1.5 g/t and containing 24,744 oz of gold. Mining activities in the period were also disrupted by the heavy rainfall. Year to date total ore mined is 1,425,266 tonnes at an average grade of 1.5 g/t, containing 67,818 oz of gold.

Ore throughput at the CIP plant in the quarter ended September 30, 2007 was 612,842 tonnes at a head grade of 1.6 g/t, containing 32,389 oz of gold. Ore throughput for the nine months to September 30, 2007 was 1,690,753 tonnes at a head grade of 1.4 g/t, containing 75,015 oz of gold.

Gold produced in the quarter was 29,056 oz, compared to the 24,412 oz for the previous quarter ended June 30, 2007. The production during Q3 was lower than expected due to curtailment of plant operations as mentioned above. Total gold produced in the nine months to September 30, 2007 was 64,105 oz.

Gold sold was 30,979 oz and 62,364 oz for the quarter and nine months ended September 30, 2007 respectively. All proceeds from gold sold and associated costs continued to be capitalised as part of CIP plant commissioning costs.

As reported in Q1 and Q2 2007, management continues to increase throughput and debug the plant particularly in conjunction with the issues surrounding the leach tanks and agitators that led to the decision to upgrade the production capacity at LEFA. The planning of the upgrade was completed during Q2 2007 and the ordering of equipment has been completed. The upgrade program is expected to be completed in Q1 2008 and has a cost estimate of approximately $10 million. Commissioning of the plant is expected to be complete in Q2 2008.

Management anticipates, provided that all new equipment and parts are received on the currently anticipated schedule, commencing commissioning of the expanded plant towards the end of Q1 2008. Following the completion of commissioning, revenues will be recorded in the earnings statement.

Reserves and Resources

On October 25, 2007 we announced an increase in reserves at LEFA as at September 1, 2007.

Reserves have increased by 490,000 oz (14%), from 3.38 million oz to 3.87 million oz. The increased mineral reserves include a new reserve of 0.23 million oz at Firifirini (formerly Siguirini) and an increase determined through a design review of the main open pits within the LEFA Corridor.

Of further significance, the Firifirini deposit continues to be open to both the east and west ends and drilling has also identified a possible parallel structure north of the current resource area. With these encouraging results further drilling will focus on expanding this resource.

Maco

Plant and Infrastructure

Masara Mine in the Philippines has been renamed Maco Mine to recognize the entire municipality where the mining occurs rather than one particular village near the mine.

During the quarter the 500 tpd pilot plant has continued to operate on development ore while the technical review of the mill expansion and mine plan continued.  The review is expected to be complete by the end of Q4 2007 however the commencement of the mill expansion and increased mining activity will not occur until operations at LEFA have stabilised in order to preserve cash. The design of the expansion of the tailings management facility was completed during the quarter and tenders for its construction were received.  The expanded tailings facility will be constructed in two phases to reduce the immediate impact on cash flow and the first phase of the facility will allow for production into late 2008.  Contracts have now been awarded and mobilisation has commenced.

Tests through the pilot plant are being carried out to determine the preferred treatment process for the different grades of ore. The mine plan is undergoing a complete review which will determine the final capacity of the expansion project.

Staff training has been a major focus of the past quarter. Due to the limited availability of qualified mining personnel in the area, expatriate staff have been engaged in the planning of the training programs in mining and equipment maintenance. An expatriate training manager has been appointed and training programs have commenced.

A new General Manager was recruited and started during the quarter. Mr. Fernando (Ferdie) Agustin was previously employed by Philex Mining Corporation, the largest Philippine-owned mining company in the country, and has over 20 years of mine site operations and management experience. Ferdie has taken on the role of Vice President Operations and Resident Manager and is stationed at the mine site. In addition, a new corporate administrative manager has been recruited. Mr. Deo Contreras Jr also comes from Philex and has over 40 years of experience in the industry. Deo is based in Manila and has the role of Executive Vice President and General Counsel. As the President of Apex Mines announced his retirement in early September Deo is also performing the duties of the President.

The Company has, for some time, been evaluating the copper-gold porphyry potential of the Maco property.  After having been approached by a number of companies we have now commenced discussions with a limited number of major international mining companies relating to exploration and possible development of the copper-gold porphyry resources existing on the concession.

During the quarter ended September 30, 2007 24,774 tonnes of lower grade development ore was processed through the pilot plant at 3.3 g/t. Gold recovered from the plant in the period was 2,095 oz. Gold sold in Q3 was 2,321 oz.

For the nine months to September 30, 2007, 58,064 tonnes have been processed through the plant at 3.4 g/t Au and 13.4 g/t Ag. Gold recovered to date is 5,271 oz and gold sold is 4,959oz

Exploration and underground development

Drilling to define the vein extensions on strike and at depth from old workings continued through the quarter, with 16,689 metres of diamond drilling being completed for the nine months ended September 30, 2007 bringing the total drilled to 42,649 metres since the program began.

The Company is planning to commence drilling and associated work to confirm and expand the historical copper porphyry resource (historical reserve) of 85 million tonnes with 0.4% copper and 0.4 g/t gold on the property. The region is known for its considerable copper porphyry deposits.

Nalunaq and Nugget Pond

Operations

The Nalunaq resource is a narrow vein deposit consisting of several high-grade “bands” typically carrying grades of approximately 30 g/t or higher. Between the high-grade bands, grades can vary between 10 g/t and 20 g/t.  In practice this means that the grades achieved on an ongoing basis can vary considerably, but remain comparatively high.

Nalunaq mine performance has continued to improve with the average daily production for the month of September reaching 510 tpd.  This exceeds, for the first time, the target of 500 tpd for an entire month.

During the quarter the Nalunaq mine produced 32,668 tonnes of ore. Year to date ore mined was 101,182 tonnes of ore, an average of approximately 370 tpd.

Ore from Nalunaq is shipped to the group’s Nugget Pond ore processing facility in Newfoundland, Canada. Shipping of ore to Nugget Pond continued throughout the quarter as planned and three shipments totalling 43,317 tonnes of ore were completed to South Brook in Newfoundland, for subsequent road haulage to Nugget Pond.  Total ore shipments for the nine months to September 30, 2007 to Nugget Pond were 116,108 tonnes. At September 30, 2007, 12,582 tonnes of run-of-mine ore was stockpiled at Nalunaq’s port in Greenland containing management’s estimate of approximately 4,800 oz of gold. In addition there was 20,758 tonnes of ore containing approximately 8,500 oz of gold at Nugget Pond.

Operations at Nugget Pond continued smoothly with plant performance above plan.  During the quarter, a total of 41,336 dry metric tonnes of ore were processed at the plant (an average mill throughput of 450 tpd) at a grade of 15.2 g/t.  Ore processed for the nine months to September 30, 2007 was 92,396 tonnes at an average grade of 15.7 g/t.  Gold produced from the plant during the quarter and nine months ended September 30, 2007 were 20,287 oz and 43,338 oz, respectively. There was no gold produced in Q1 as the Nugget Pond plant was being commissioned.

Gold sold by Nalunaq during the quarter and nine months ended September 30, 2007 were 21,285 oz and 43,338 oz, respectively.

Reserves and Resources

Drilling will continue through the year and updated reserve and resource estimates for the year will be completed and presented in Q2 2008. Drill results will be published on the basis of concluded programs or sections.

Event subsequent to Quarter End

On November 1st, 2007 we announced the acquisition of the remaining 17.5 % of Nalunaq Gold Mine from Nuna Minerals A/S (“Nuna”) bringing our total ownership to 100%.  Including the acquisition of the loans made by Nuna of CAD$2.5 million, total cash consideration was CAD$5.0 million.  In addition, Nuna will be entitled to a 1.5% NSR royalty on production in excess of 992,000 cumulative oz. Approximately 195,000 oz have been produced to date.

FINANCIAL RESULTS FOR THE QUARTER ENDED SEPTEMBER 30, 2007

For the three months ended September 30, 2007, we reported mineral sales of $14.4 million (quarter ended September 30, 2006 - $25.9 million). Gold sales from LEFA and Maco during the period were offset against capital costs, in accordance with our accounting policies, as the plants have not reached commercial production. In 2006 there was revenue reported from the former heap leach operation at LEFA.

Direct costs for the quarter ended September 30, 2007 were $13.3 million (quarter ended September 30, 2006 - $17.1 million) and mine site administration costs were $1.8 million (quarter ended September 30, 2006 - $3.3 million). Costs for LEFA and Maco in the period were capitalised.

Gross margin for the quarter ended September 30, 2007 was negative $0.7 million (quarter ended September 30, 2006 – $5.5 million).  Depletion and depreciation expense, which is a non-cash measure, was $3.5 million (quarter ended September 30, 2006 – $6.4 million). Depletion and depreciation expense at LEFA and Maco in the quarter was capitalized.

General corporate administration costs were $4.4 million (quarter ended September 30, 2006 – $2.8 million), in line with expectations, and rose due to the increase in staffing, travel and overheads necessitated by the growth in operations since last year. Interest and finance charges were $5.4 million (quarter ended September 30, 2006 – $5.1 million) and the unrealised loss on foreign currency translation was $31.8 million as compared to a gain of $8.2 million for the same period last year due to the translation of NOK denominated debt into US dollars. The Company also recorded a fair value loss on forward obligations of $4.1 million.

FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

For the nine months ended September 30, 2007, we reported mineral sales of $28.0 million (nine months ended September 30, 2006 - $48.1 million). Gold sales from LEFA and Maco during the period were offset against capital costs, in accordance with our accounting policies, as the plants have not reached commercial production. In 2006 there was revenue reported from the former heap leach operation at LEFA.

Direct costs for the nine months ended September 30, 2007 were $25.1 million (nine months ended September 30, 2006 - $34.3 million). Mine site administration costs were $3.7 million (nine months ended September 30, 2006 - $8.2 million).

Gross margin for the nine months ended September 30, 2007 was negative $0.8million (nine months ended September 30, 2006 – $5.6 million).  Depletion and depreciation expense, which is a non-cash measure, was $7.3 million (nine months ended September 30, 2006 – $14.1 million).

For the nine months ended September 30, 2007, general corporate administration costs were

$13.7 million (nine months ended September 30, 2006 – $7.4 million) due to the increase in corporate activity. Interest and finance charges expense were $15.8 million (nine months ended September 30, 2006 – $15.1 million) and the unrealised foreign currency translation loss was $41.6 million (nine months ended September 30, 2007 - $7.6 million). The Company recorded a gain on sale of CMASA shares of $54.1 million for the nine months ended September 30, 2007 after adjusting for a mathematical error in the calculation of the gain on sale of CMASA shares in Q2 which increased the gain on sale by $8.4 million. This calculation resulted from the deconsolidation of CMASA and the application of equity accounting as the Company reduced its holdings to below 50%. This has had no impact on cash resources but has increased the investment in CMASA at the end of Q2 and Q3 from $5.6 million to $13.9 million. The Company also recorded a fair value loss on forward obligations of $5.4 million.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2007 our main source of liquidity was consolidated cash of $44.5 million (December 31, 2006: $131.9 million including CMASA cash of $80.2 million which is no longer consolidated). Of the cash held, $33.5 million was held in Norwegian kroner, $8.1 million was held in US dollars, $1.9 million was held in Philippine pesos, $0.4 million was held in Canadian dollars, $0.4 million was held in pounds sterling, and the balance of $0.2 million comprised South African rand, Euros and Danish Kroner.

At September 30, 2007 our consolidated working capital comprising cash, restricted cash, accounts receivable, prepayments and inventories, less accounts payable was $66.1 million (December 31, 2006: $127.9 million including CMASA working capital of $80.2 million which is no longer consolidated).

On September 21, 2007, the Company concluded a private placement of 41,922,487 common shares at NOK$9.00 per share (approximately US $1.62 per share) for aggregate net proceeds of $65.0 million after issue expenses of $2.9 million.

On April 12, 2007, the Company sold 12 million shares in CMASA at NOK 18.50 per CMASA share for aggregate gross proceeds of $36.8 million.

On June 26, 2007, the Company sold 8.1 million shares in CMASA at NOK 17.80 for aggregate gross proceeds of $23.8 million.  On June 26, 2007, the Company sold a further 4.5 million shares for NOK 17.80 per CMASA share, with an obligation to repurchase them on or before December 28, 2007 at NOK 18.47 per share. The gross proceeds from this sale were $13.4 million. Of the gross proceeds of $13.4 million from the sale, $5.2 million were retained on deposit to cover future margin calls under the repurchase obligation.

On November 1, 2007, the Company sold 15 million shares in CMASA for NOK 12.00 per CMASA share. The gross proceeds from this sale were approximately $33.6 million and issue costs were approximately $0.7 million.

Following these transactions, Crew Gold Corporation holds 14.9 million shares (16.3%) of CMASA including 4.5 million shares subject to the repurchase obligation.

As full focus at LEFA is to complete the construction and commissioning of the plant upgrade during the first half of 2008, priority will be to install new parts as they arrive to site. This will make gold production for the next 6 months somewhat unpredictable as the upgrade work will cause the plant to have variability in utilisation. Mining and exploration will continue at the planned pace as the Company develops sufficient stockpiles and reserves to operate the improved plant at full capacity once the commissioning is complete.

The cash requirements for the Maco Phase 2 project have been reduced for at least the next three quarters until the technical review of the mill expansion and the mine plan is complete and the cash flow at LEFA has stabilised. This will reduce the Company’s working capital requirements. In addition the capital required for the Nugget Pond expansion has been reduced significantly.

We have not entered into gold or other hedging contracts during the quarter or since year-end.  Consideration will be given to hedging in the future and will depend on production rates and anticipated gold prices and exchange rates.

OUTLOOK

The quarter has proceeded as planned, even taking into account the unexpectedly intense wet season at LEFA. Although the gold production was impacted by the adverse weather there was still a 19% increase in production over the previous quarter. Management expects that the production rates will improve over the remainder of the year. There will be some interruptions required to allow the rectification program to be tied into the existing operation with consequential variability in production until mid 2008. We expect Nalunaq to continue to improve and for Maco to remain focused on the technical review of the plant expansion and mine plan,

It is management’s view that the outlook for the Company remains positive based on the present status of the Company’s projects, continued increase in reserves and resources and a continued strong gold price. which may be somewhat mitigated by general costs increases in the industry. The commissioning and expansion project at LEFA is well defined and in progress, the Maco pilot project is operating and the review of the mill expansion and mine plan is expected to be complete by the end of Q4. The Nalunaq/Nugget Pond operation is producing on target. We have had systematic and disciplined growth over past quarters in both production and resource and reserve growth and expect to see continued growth quarter by quarter over the near term.

The LEFA mine and expansion potential will be the main contributor to Group production in the years to come. as the capacity ramp up is completed and satellite  deposits such as Firifirini (Siguirini), Banora and others are brought into production. As the regional exploration work matures we believe there is a potential for increasing the capacity at the LEFA plant further and the possibility of building new mine and plant operations on the LEFA concession.

The Company is focusing on two key strategic issues to achieve the overall longer term production plan, and to be able to mitigate the continued cost pressure on our sector. These two focuses are;

1.

higher throughput and efficiency improvements at all operations; and

2.

specifically for LEFA, blending of ore from higher grade satellite deposits to achieve higher average grades.

The technical review of the mill expansion and mine plan at the Maco operation is expected to yield cost savings in capital and efficiencies in the plant.. Only limited work has so far been undertaken on the copper-gold porphyry resources located on the concession. A historic resource of 85 million tonnes at 0.4% Cu and 0.4 g/t Au (not 43-101 compliant) has been estimated on a very limited area of the Maco property. A number of international companies have contacted Crew/Apex over recent years for a possible exploration joint venture.

Our Nalunaq operation continues to improve, with September average daily ore production at 510 tonnes being the highest achieved since the introduction of resue mining. With the acquisition of the remaining minority interest, we are well positioned to realize value from this asset.

Nugget Pond continues to operate efficiently with throughput and recoveries exceeding initial expectations and at a level to which we were considering expanding. Therefore previously planned improvements to increase throughput at the mill have been deferred. In addition a planned offloading facility for Nugget Pond has been deferred for this year as a larger, shared community facility is being considered.  This reduces expected capital expenditures by approximately $7 million.

Our annualised production rate for the current quarter was 206,000 ounces.  With continued production growth, large and promising exploration potential, and continued encouraging drill results the Company is well positioned not only to achieve its declared targets, but to exceed these in the longer term. Our decision to increase the production capacity at LEFA, taken in May this year, and our focus on grade improvement was to a great extent driven by the cost pressure seen by our industry. Our industry continues to be faced with escalating costs and we see these cost pressures continuing. We have taken conscientious, deliberate and pro-active action to address this now and believe our actions will add value to our shareholders over time. The upgrade and rectification program is expected to be finalised during the first half of 2008 but will impact production until it is complete. Even though a quarter-on-quarter production increase is expected, substantial production variation from month to month could occur.

We believe that the quality of the Company’s projects and the strategic decisions taken by management and the board will create shareholder value.

.

SAFE HARBOUR STATEMENT

Certain statements contained herein, as well as oral statements that may be made by our company or by officers, directors or employees of our company acting on our behalf, that are not statements of historical fact, may constitute “forward-looking statements” and are made pursuant to applicable and relevant national legislation (including the Safe-Harbour provisions of the United States Private Securities Litigation Reform Act of 1995) in countries where we conduct business and/or investor relations. Forward-looking statements, include, but are not limited to those with respect to the price of gold, the estimation of mineral reserves and resources, the realization of mineral reserves estimates, the timing and amount of estimated future success of exploration activities, the timing and amount of production estimates, targeted production cash costs and forecasted cash reserves, our hedging practices, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risk, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “does not expect”, “is expected”, “targets”, “budget”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or equivalents or variation, including negative variation, of such words and phrases, or state that certain actions, events or results, “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results of the Company to be materially different from the historical results or from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and ore densities or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks of the mining industry, delays in obtaining government approvals or financing or in completion of development or construction activities. Although we have attempted to identify important factors that could cause actual actions, events or cause actions events or results not to be anticipated, estimated or intended, there can be no assurance that forward looking statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Except as may be required by applicable law or stock exchange regulation, we undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Accordingly, readers should not place undue reliance on forward-looking statements.

Cautionary Note to US Investors - The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms such as "measured", "indicated", and "inferred" "resources", which the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure from the SEC's website at http://www.sec.gov/edgar.shtml.

NON-GAAP MEASURES

“EBITDA” is a non-GAAP measure of performance that describes earnings before interest, taxes, depletion and depreciation, stock compensation charges and non-cash foreign exchange movements.

“Operating cash cost” is a non-GAAP measure calculated in accordance with the Gold Institute Production Cost Standard and includes site costs for all mining (excluding deferred stripping costs), processing and administration, royalties and production taxes, but exclusive of depletion, depreciation, reclamation, financing costs, capital costs, and exploration costs.   Operating cash cost is presented as we believe it represents an industry standard of comparison.

“Operating cash cost per ounce” is a non-GAAP measure derived from the operating cash cost of ounces produced as a measure of total ounces produced.

“Sales price per ounce” is a non-GAAP measure derived by dividing the total cash amounts received on gold sales by the number of ounces sold in the period.

EBITDA, operating cash cost per ounce and sales price per ounce are not terms defined under Canadian generally accepted accounting principles, nor do they have a standard, agreed upon meaning.  As such, EBITDA, operating cash cost per ounce and sales price per ounce may not be directly comparable to EBITDA, operating cash cost per ounce and sales price per ounce reported by other similar issuers.